China Ceramics Co., Ltd.

OTCBB Listed:	**CCLTF.OB**
Share Price (06/04/2010):	$6.18
52 Week Range:	$5.45-$10.01
Market Cap:	$62.8 Million
Shares Outstanding (03/31/2010):	10.16 Million
Average Volume (3 Months):	5,852
Net Cash (03/31/2009):	$6.1 Million
Revenue (TTM)	$130.9 Million
Net Income (TTM):	$28.3 Million[1]
2010E P/E (Basic and diluted @ $6.18):	2.4x

(1) Non-GAAP Net Income Excluding Merger Costs of $3.9 million incurred in Success Winner Limited's reverse recapitalization.

Note: As of May 28, 2010, after giving effect to the repurchase of 996,051 warrants, there were 14,553,949 warrants (OTCBB: CCLWF.OB) with an exercise price of $7.50 outstanding.



Company Description - China Ceramics Co., Ltd. ("China Ceramics" or the "Company"), formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the Hengda or "HD" brand, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.

Investment Highlights


Revenue (million)
CAGR=22.8%
$150.0
$100.0
$50.0
$0.0
$81.1
$105.9
$122.2
YOY increase = 34.5%
$24.9
$33.5
2007
2008
2009
2009Q1
2010Q1


Net Income (million)
CAGR=17.1%
$30.0
$20.0
$10.0
$0.0
$19.1
$23.7
$26.2 (1)
YOY increase = 43.5%
$4.6
$6.6
2007
2008
2009
2009Q1
2010Q1


Pre-tax Income (million) (2)
CAGR=19.5%
$40.0
$30.0
$20.0
$10.0
$0.0
$21.7
$27.2
$31.0
YOY increase = 45.9%
$6.1
$8.9
2007
2008
2009
2009Q1
2010Q1

Notes:

(1)2009 non-GAAP net income excludes the merger costs incurred in Success Winner's reverse recapitalization of USD 3.9 million

(2)The tax rate was 12.0% in 2007 and 12.5% in 2008 and 25% in 2009. The Company expects a 25% tax rate going forward.

Profitable and Rapidly Growing Business - China Ceramics achieved revenue of $122.2 million in 2009, a compounded annual growth rate (CAGR) of 22.8% based on revenue of $81.1 million in 2007. Net income for 2009 was $22.3 million, representing CAGR of 8.1% from $19.1 million in 2007. Excluding 2009 merger costs of $3.9 million, adjusted net income for 2009 was $26.2 million compared to $19.1 in 2007, a CAGR of 17.1%. Revenue in the first quarter of 2010 was $33.5 million, up 34.5% from the first quarter of 2009. Net income was $6.6 million, up 43.5% from the first quarter of 2009. As a strategic move to increase its market share, the Company completed the acquisition of a new production facility in Gaoan, China in January 2010.

Market leader in the Ceramics Tile Market in China - The Company is a leading exterior ceramic tile manufacturer in China with economies of scale and scope that the Company believes provides it with a sustainable competitive advantage. The Company has an established track record of more than 15 years in the ceramics industry. Its products are sold directly to a network of 37 exclusive distributors and to large real estate developers; nine of the top ten customers in 2009 have worked with China Ceramics for approximately ten years each.

Large and Rapidly Growing Market Opportunity - According to Datamonitor, the Chinese construction materials market is forecast to grow at 8.7% annually through 2013. The urbanization trend in China is expected to benefit the construction industry for many years to come. Additionally, the rapid growth for construction materials in China is expected to benefit from two other trends: population growth and an increasing standard of living reflected in the demand for larger living space.

Aggressive Growth Strategy - China Ceramics acquired a new state-of-the-art production facility in Gaoan, Jiangxi Province in January 2010, which enabled the Company to expand its capacity by 10 million sq. meters to 38 million sq. meters, an increase of 33%. The new plant is expected to reach a capacity of 42 million sq. meters, expanding total capacity to 70 million sq. meters by the end of 2011.

Attractive Valuation - China Ceramics currently trades at a multiple of only 2.4x (basic and diluted @ $6.18) 2010 estimated net income.

Corporate Overview



China Ceramics is headquartered in the golden triangle of south Fujian province (with its address in the industrial zone of Anhai town, Jinjiang city). Founded in 1993, the Company now has a domestic sales network of 37 exclusive distributors. Approximately 6% of its products are exported to Japan, Korea, Philippines, Mongolia, Russia, Italy, United Kingdom, Turkey, Australia, Saudi Arabia, Dubai, Israel, Jordan and Iraq.

China Ceramics currently has two facilities, one located in Jinjiang, Fujian Province and the other in Gaoan, Jiangxi Province. Both locations are well known for their specific clay resources and are within the four major ceramic tile manufacturing areas in China. The facility in Jinjiang has an annual capacity of 28 million square meters through nine manufacturing lines and 1,715 employees. The new state-of-the-art production facility in Gaoan was acquired in January 2010 and is expected to reach an annual capacity of 42 million square meters by the end of 2011.

China Ceramics is one of only two PRC based members of the "Drafting Committee of the Ceramic Industrial Standard Association" for the exterior wall ceramic tile industry. The Company's products have many certificates and awards, including "ISO 14001-18001 Quality Management System", "National Inspection-Free Product", "3C Certification", "Environment-Friendly Building Materials" and "China Building Ceramic Well Known Brand".

Market Opportunity

China Construction Materials Market Value Forecast: $ billion, 2006-2013


300
200
150
100
2006
2007
$ billion

As China has evolved from an agrarian society to an industrialized country, the urban population has increased from 459 million in 2000 to 607 million in 2008, representing an urbanization rate of 45.7%, still below many developing countries. Despite the significant increases of the past decade, the urbanization rate in China is expected to continue to expand. According to the McKinsey Global Institute, another 350 million people will be added to the PRC's urban population by 2025. In addition, the per capita living space of the urban population in the PRC, which grew to 27.1 square meters in 2006 from 13.7 square meters in 1990, may have additional room to expand, as it remains below the 30-50 square meters in some European countries. An increase in urbanization and living space are expected to support the Chinese construction materials industry for many years into the future. Datamonitor forecast in 2009 that the construction materials market may grow at an 8.7% annual rate through 2013, reaching a value of $323.9 billion.

Although ceramic tile manufacturing in the PRC is distributed throughout the country, the majority of ceramic tiles are manufactured in: Foshan of Guangdong, Jingdezhen of Jiangxi, Zibo of Shandong, Jiajiang of Sichuan, and Jinjiang of Fujian. Jinjiang is known as the exterior wall ceramic tile manufacturing center in the PRC and manufacturers based there represent approximately 70% of China's output, according to the Fujian Ceramics Industry Association. The exterior ceramic tile industry in the PRC is highly fragmented with no one manufacturer believed by management to have more than 5% market share.

Products

Manufacturing Process


Inspecting
Mixing and Grinding
Spray Drying
Molding
Glazing
Firing
Packaging

China Ceramics currently produces five types of ceramics tiles:



- **Porcelain** fired at extreme temperatures and is therefore stronger and harder than other types of ceramic tiles.
- **Glazed** has a glossy finish and color patterns may be added to the exterior surface of the tile.
- **Glazed porcelain** combines the advantages of porcelain and glazed, thus enabling the tiles to have a porcelain body with a stain-proof and glossy finish.
- **Rustic** has greater versatility in their design as textures and colors can be added to their exterior surfaces and therefore can be used in more decorative situations.
- **Ultra-thin** is only 4.0 mm thick, about half the thickness of traditional tiles. Due to its thinness, ultra-thin is more environmentally-friendly as the production process requires fewer raw materials and less energy.

R&D

China Ceramics has devoted substantial resources to establishing research and development capabilities in an effort to improve its products and diversify its product mix. As of December 31, 2009, the Company has obtained 13 design patents and 4 utility patents. Another 20 design patent applications have been submitted and are pending approval. In addition, the Company was awarded a "High-tech Enterprise Certificate" in 2007 from Fujian Provincial Department of Science and Technology, re-affirming its commitment to innovations in the industry.

The Company's R&D team focuses on new products as well as developing energy and resource efficient production methods. As of December 31, 2009 the team had 81 employees and its supervisor has more than 15 years of experience in the ceramics industry. The Company's research and development team also works with the Jingdezhen Ceramic Institute in the PRC to innovate and develop new production processes and products.

Sales / Marketing



China Ceramics primarily sells its products through an exclusive distributor network and directly to property developers. Distributors are located in major cities such as; Shanghai, Beijing, Tianjin, Wuhan, Chengdu and Shenyang and other locations in the PRC. Exposure to the Tier-1 cities (Beijing, Shanghai, Guangzhou and Shenzhen) was approximately 9.7% of revenue in the first quarter of 2010. As of the end of May 2010, the Company had 37 exclusive distributors, which established a large network in most provinces in China. China Ceramics has long-term relationships with its customers; nine of the top ten customers in 2009 have worked with China Ceramics for approximately ten years.

The Company has historically exported approximately 6% of its products to countries such as Japan, Korea, Philippines, Mongolia, Russia, Italy, United Kingdom, Turkey, Australia, Saudi Arabia, Dubai, Israel, Jordan and Iraq through PRC trading companies.

Growth Strategy





Increase production capacity - In order to meet demand for China Ceramics' products, the Company acquired a new facility in Gaoan, Jiangxi Province in January 2010. Currently three production lines in the Gaoan facility manufacture finished product, four additional lines are planed to be operational by the end of 2010, and a final five additional production lines are to be operational in 2011. The capital expenditure is expected to be $20 million in 2010, and $20 million in 2011. The twelve production lines in Gaoan (including the 3 already in operation) are expected to increase China Ceramics' production capacity by 42 million square meters to a total of 70 million square meters by the end of 2011. In addition to a more efficient manufacturing process, labor and raw materials costs are also expected to be lower. The existing nine production lines at the Jinjiang facility and current three production lines at the Gaoan facility are all running at full capacity.

Further enhance China Ceramics' brand awareness - China Ceramics plans to further enhance brand awareness of the "Hengda" and "HD" brand in the PRC, in particular, to strengthen the recognition of China Ceramics as a leader in the PRC exterior ceramic tile industry. China Ceramics plans on strengthening its brands by continuing to market its products to property developers and the construction industry, working with distributors on local marketing, attending national fairs and promoting its products through inclusion in strategic high-profile projects. Expansion of China Ceramics' branding and marketing initiatives will enable it to increase its market share of the ceramic tile industry.

Expand sales distribution network and increase exports - China Ceramics intends to expand its distribution network to strengthen its position in key regions, such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shangdong, Shanxi, Shaanxi, and Yunnan Provinces in China. China Ceramics believes that its new production facility in Gaoan will better position the company to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced. Currently China Ceramics exports approximately 6% of its products through PRC trading companies. China Ceramics intends to increase the exported volume of its products by establishing relationships with additional PRC trading companies and by promoting its products in regional and international trade shows.

Develop advanced products that meet evolving building construction requirements
China Ceramics is focusing its R&D initiatives on developing new products that address market demand for advanced building materials and that meet or exceed evolving Government policies for energy efficiency. Specifically, the R&D effort is focused on tiles which:

- Reduce raw materials and energy consumption in the production process;
- Have a density less than half of other tiles;
- Reduce load bearing stress on exterior walls of buildings and decrease tile shedding; and
- Utilize a honeycomb structure which optimizes insulation performance.

Management Team

Huang Jia Dong - Chief Executive Officer
Huang Jia Dong founded China Ceramics Co., Ltd. in 1993 and served as its Chief Executive Officer. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University.

Edmund Hen - Chief Financial Officer
Edmund Hen joined China Ceramics in 2008 as the Chief Financial Officer. Prior to joining China Ceramics, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

Su Pei Zhi - Sales Deputy GM and Director
Su Pei Zhi joined China Ceramics in 1993 and served as the sales deputy general manager. He is the head of China Ceramics' sales and marketing team. Under the leadership of Mr. Su, China Ceramics has established a national sales network including both distribution customers and property developer customers.

Su Wei Feng - General Legal Counsel and Secretary for the Company
Su Wei Feng joined China Ceramics in March 2007. He currently acts as General Legal Counsel and Secretary for the Company. Prior to working at China Ceramics, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004.

Independent Directors

Paul K. Kelly - Paul Kelly serves as China Ceramics' Non-Executive Chairman of the Board. Mr. Kelly is the founder, president and CEO of Knox & Co. and Peers & Co., both international financial advisory firms focused on Asia with over 200 cross-border M&A transactions completed. He is also the chairman and CEO of the Westgate Group, Inc., a strategic advisory firm focusing on cross-border business opportunities for clients, with an emphasis on China and Asia.

Bill Stulginsky - Bill Stulginsky serves as an independent director and Audit Committee Chairman. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a Partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations.

Cheng Davis - Cheng Davis serves as an independent director. Ms. Cheng is the vice dean of International Programs and Development at UPenn GSE. She has advised at the highest levels of business, education and government agencies in China.

Weidong Ding - Weidong Ding serves as an independent director and head of the Compensation Committee and Nominations Committee. Mr. Ding has over 40 years of experience in the building materials industry. From 1997 to 2008, he was the President of China's Building Ceramics and Sanitaryware Industry Association.

Financial Highlights

Summary Balance Sheet

In 000's of USD	31-Dec-09	31-Mar-10
Cash	21,957	19,289
Accounts Receivable	39,613	41,469
Inventory	16,770	21,115
Other Current Assets	21,832	874
Non-current Assets	9,411	43,963
Total Assets	109,583	126,710
Accounts Payable	18,465	22,542
Short-term Borrowing	3,876	8,046
Long-term borrowing	-	5,120
Other Current Liabilities	13,366	10,336
Non-current Liablities	-	5,278
Total Liabilities	35,707	46,202
Total Shareholders' Equity	73,876	80,508
Total Liabilities and Shareholders' Equity	109,583	126,710

Notes: Figures converted at 6.8372 RMB/USD at 2009-12-31 and 6.8361 RMB/USD at 2010-3-31

Three Year Financial projections

In US$ '000(1)	**2009**(2)	**2010**	**2011**	**2012**
Net Sales	$122,170	$152,985	$194,543	$262,366
COGS	85,154	106,238	132,385	173,482
Gross Profit	$37,016	$46,747	$62,158	$88,884
Expenses	2,486	3,979	4,788	6,109
Operating Income	$34,530	$42,768	$57,370	$82,775
Other Income (Loss)	345	928	682	920
Income Before Taxes	$34,875	$41,840	$58,052	$83,695
Income Taxes	8,667	10,460	14,513	20,924
Net Income	$26,208	$31,380	$43,539	$62,771
EBITDA	$35,486	$48,238	$64,330	$90,737
Assumes a $6.50 Share Price (3)				
Fully Diluted Shares (in million)		11.959	14.136	14.136
Fully Diluted Earnings Per Share (EPS)		2.62	3.08	4.44
EPS Growth Rate			17.6%	44.2%
Assumes a $10.00 Share Price (3)				
Fully Diluted Shares (in million)		15.598	17.774	17.774
Fully Diluted Earnings Per Share (EPS)		2.01	2.45	3.53
EPS Growth Rate			22%	44%
Revenue Growth		25%	27%	35%
Net Income Growth		20%	39%	44%
EBITDA Growth		36%	33%	41%
Gross Profit Margin	30%	31%	32%	34%
Operating Income Margin	28%	28%	29%	32%

Notes: 1. All figures converted at 6.85 RMB/USD, except for 2009 converted at 6.8372 RMB/US$

2. Excludes Merger Costs of $3.9 million occurred in Success Winner's reverse recapitalization

3. As of May 28, 2010, after giving effect to the repurchase of 996,051 warrants, there were 14,553,949 warrants (OTCBB: CCLWF.OB) with an exercise price of $7.50 outstanding.

Source: Management information

Reconciliation of GAAP to Non-GAAP
Year ended December 31, 2009

	GAAP RMB'000	Merger Costs RMB'000	Non-GAAP RMB'000	GAAP USD'000	Merger Costs USD'000	Non-GAAP USD'000
Income Before Taxes	212,148	26,429	238,577	31,012	3,863	34,875
Net Income	152,861	26,429	179,290	22,345	3,863	26,208
EPS-Basic	24.47		28.70	3.58		4.20
EPS-Diluted	23.65		27.74	3.46		4.06

Notes: The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics' operating results in a manner that is focused on the performance of its ongoing operations and excludes the one-time costs incurred for the reverse recapitalization ("Merger Costs").

China Ceramics Co., Ltd.

Edmund Hen, Chief Financial Officer
info@cceramics.com
Junbing Industry zone, Anhai town,Jinjiang
Fujian,PRC, 362261

CCG Investor Relations

Ed Job, Account Manager
Tel: +86 (21) 3133 5075
ed.job@ccgir.com
Bryan Blake, Market Intelligence Associate
Tel: +1 (646) 833-3416
Bryan.blake@ccgir.com
1325 Avenue of the Americas, Suite 2800
New York, NY 10019

Business Risks and Forward-Looking Statements

Readers are advised that this information is intended for the use of investment professionals. Anyone interested in obtaining information on the Company should contact China Ceramics Co., Ltd. or CCG Investor Relations, as set forth above, to receive the Company's most recent financial reports or view them through the SEC website at www.sec.gov. This Financial Profile was developed by the Company and is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy any securities of the company. This Profile is based upon publicly available information, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication, June 15, 2010 and are subject to change without notice.